# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Jefferson Capital, Inc., CIK 0002046042
CUSIP: 47248R103
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 600 South Highway 169, Suite 1575, Minneapolis, Minnesota (MN), 55426
Date of event which requires filing of this statement: 03/31/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002084201

## Reporting persons
- JCF IV JCAP Holding L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,721,808; sole dispositive power 0; shared dispositive power 32,721,808; aggregate amount beneficially owned 32,721,808 (59.1% of the class)
- JCF IV JCAP Holding GP LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,721,808; sole dispositive power 0; shared dispositive power 32,721,808; aggregate amount beneficially owned 32,721,808 (59.1% of the class)
- JCF Associates IV L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 32,721,808; sole dispositive power 0; shared dispositive power 32,721,808; aggregate amount beneficially owned 32,721,808 (59.1% of the class)
- JCF Associates IV Ltd: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 32,721,808; shared voting power 0; sole dispositive power 32,721,808; shared dispositive power 0; aggregate amount beneficially owned 32,721,808 (59.1% of the class)
- J. Christopher Flowers: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 32,721,808; shared voting power 0; sole dispositive power 32,721,808; shared dispositive power 0; aggregate amount beneficially owned 32,721,808 (59.1% of the class)

## Item 1. Issuer
Name of issuer: Jefferson Capital, Inc.
Address of issuer's principal executive offices: 600 South Highway 169, Suite 1575, Minneapolis, Minnesota 55426

## Item 2. Person Filing
Name of person filing:
This Schedule 13G is being jointly filed by JCF IV JCAP Holding L.P., a Delaware limited partnership, JCF IV JCAP Holding GP LLC, a Delaware limited liability company, JCF Associates IV L.P., a Cayman Islands exempted limited partnership, JCF Associates IV Ltd., a Cayman Islands exempted company, and J. Christopher Flowers, a natural person and citizen of the United States of America (collectively, the "Reporting Persons").

The shares of common stock, $0.0001 par value per share (the "Common Stock"), of Jefferson Capital, Inc. (the "Issuer") reported herein are held directly by JCF IV JCAP Holding L.P. The general partner of JCF IV JCAP Holding L.P. is JCF IV JCAP Holding GP LLC. The managing member of JCF IV JCAP Holding GP LLC is JCF Associates IV L.P. The general partner of JCF Associates IV L.P. is JCF Associates IV Ltd. J. Christopher Flowers controls JCF Associates IV Ltd and thus may be deemed to control each entity directly or indirectly controlled by JCF Associates IV Ltd, including JCF IV JCAP Holding L.P.
Address of principal business office or, if none, residence: The principal business address of each of the Reporting Persons is c/o J.C. Flowers & Co., 1301 Avenue of the Americas, 16th Floor, New York, New York 10019.
Citizenship: See Item 2(a) above.

## Item 4. Ownership
Amount beneficially owned: As of March 31, 2026, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of Common Stock listed on such Reporting Person's cover page. As of March 31, 2026, JCF IV JCAP Holding L.P. directly held 32,721,808 shares of Common Stock.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of the percentage of shares of Common Stock listed on such Reporting Person's cover page. Calculations of the percentage of shares of Common Stock beneficially owned are based on 55,329,124 shares of Common Stock outstanding as of March 12, 2026, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 13, 2026.
Sole power to vote or to direct the vote: See each cover page hereof.
Shared power to vote or to direct the vote: See each cover page hereof.
Sole power to dispose or to direct the disposition: See each cover page hereof.
Shared power to dispose or to direct the disposition: See each cover page hereof.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- JCF IV JCAP Holding L.P.: /s/ Sally Rocker, Sally Rocker, Managing Director, Chief Operating Officer & General Counsel of JCF IV JCAP Holding GP LLC, its general partner (05/08/2026)
- JCF IV JCAP Holding GP LLC: /s/ Sally Rocker, Sally Rocker, Managing Director, Chief Operating Officer & General Counsel (05/08/2026)
- JCF Associates IV L.P.: /s/ J. Christopher Flowers, J. Christopher Flowers, Director of JCF Associates IV Ltd, its general partner (05/08/2026)
- JCF Associates IV Ltd: /s/ J. Christopher Flowers, J. Christopher Flowers, Director (05/08/2026)
- J. Christopher Flowers: /s/ J. Christopher Flowers, J. Christopher Flowers (05/08/2026)